Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of Hornbeck Offshore Services, Inc. for the offering to exchange $450,000,000 in principal amount of 5.000% Series B Senior notes due 2021 for the outstanding 5.000% Series A Senior notes due 2021 and to the incorporation by reference therein of our reports dated February 28, 2013, with respect to the consolidated financial statements of Hornbeck Offshore Services, Inc. and the effectiveness of internal control over financial reporting of Hornbeck Offshore Services, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New Orleans, Louisiana

August 26, 2013